Exhibit 10.16

August 30, 2021

Srinivas Vedula

[Address Redacted]

Dear Srini,

I’m excited to share that you been promoted to Senior Vice President Sales, effective August 30th, 2020. Congratulations!

Your base salary will remain at $11,283.65 per pay period subject to required withholding and deductions, which when annualized is $293,375.00.

You will be eligible to participate in the Company’s Key Executive Incentive Compensation Plan with a cash bonus target of 60% of your base salary, the terms of which will be approved by the Compensation Committee of the Board of Directors. For 2021, upon meeting personal goals established thru December 2021, your bonus will be pro-rated for the year based on your start date.

Subject to the terms and conditions of the Onto Innovation 2020 Stock Plan and the approval of the Compensation Committee of the Board of Directors, you will receive a Restricted Stock Unit (“RSU”) grant with a value of $125,000.00, which will vest in equal installments over 3 years.

As a Senior Executive you will participate in the Key Executive Incentive Compensation Plan. This plan includes an annual equity grant. These grants are typically made in the February timeframe and though not guaranteed, we’d expect a grant with a value of approximately $250,000 will be extended to you, subject to the annual approval of the Compensation Committee. These grants are awarded as follows: 50% are time-based, vesting in equal installments over 3 years, and 50% are performance based, contingent on Onto Innovation’s stock performance as compared with the SOXX index as of the 2- and 3-year anniversaries of the grant date. All annual grants are subject to the terms of the Onto Innovation 2020 Stock Plan.

You will also be eligible for additional Executive benefits which includes reimbursement for tax preparation and an annual airline club membership

Congratulations again, I am excited to work closely with you in your new role!

Thank you,

/s/ Michael Plisinski

Michael Plisinski

CEO

Onto Innovation